QKL Stores Inc.
4 Nanreyuan Street
Dongfeng Road
Sartu District
163300 Daqing, P.R. China

October 31, 2011
William H. Thompson Accounting Branch Chief Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	QKL Stores Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 15, 2011
File No. 1-34498

Dear Mr. Thompson:

QKL Stores Inc., a Delaware corporation (the “Company”), is in receipt of the letter issued on September 30, 2011 (the “Staff’s Letter”) addressed to Mr. Tsz-Kit Chan, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “10-K”).

We hereby provide responses to the comments. In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

We have included in our responses the proposed new disclosure which we intend to include in Amendment No. 1 to the 10-K (the “Amended 10-K”), which we intend to file once all of the outstanding comments in Staff’s Letter have been cleared.

Form 10-K for Fiscal Year Ended December 31, 2010

1.	Our records show your file number is 1-34498 instead of 33-10893. Please revise the cover page to include the correct file number.

Company response:  We agree to make changes in response to the Staff’s comment on the cover page of  Amended 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

2.
Please disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from the consolidated VIE. The information should be in sufficient detail to convey the assets and operations that are not subject to involvement with the consolidated VIE. Please also include a discussion of the risks and uncertainties that may result in deconsolidation of the VIE.

Company response: In response to the Staff’s comment, we propose to include the following disclosure in the MD&A section of the Amended 10-K:

“We operate our business in the PRC through our variable interest entity (“VIE”), QKL-China.  QKL, Speedy Brilliant (BVI) and Speedy Brilliant (Daqing) did not have significant operations and their major assets are cash and pledge deposits.  Total cash held by entities apart from the consolidated variable entity was $7,299,371 and $8,842,494 as at December 31, 2010 and December 31, 2009, respectively.  Total pledge deposits held by entities apart from the consolidated variable entity was $77,205 and $181,836 as at December 31, 2010 and December 31, 2009, respectively.  QKL-China holds the licenses, approvals and assets necessary to operate our business in the PRC.

Our Corporate Structure

We have no equity ownership interest in QKL-China and rely on contractual arrangements with QKL-China and its shareholders that allow us to substantially control and operate QKL-China. These contractual arrangements may not be as effective as direct ownership in providing control over QKL-China because QKL-China or its shareholders could breach the arrangements.  For example, the VIE may be unwilling or unable to perform their obligations under our contractual arrangements with it, including payments under the consigned management and technology service agreements as they become due.  The legal environment in the PRC is not as developed as in the United States and uncertainties in the Chinese legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected

Our contractual arrangements with QKL-China are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures.  Although we believe our current business operations are in compliance with the current laws in China, we cannot be sure that the PRC government would view our contractual arrangements to be in compliance with PRC regulations that may be adopted in the future. If we are determined not to be in compliance, the PRC government could levy fines, revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, require us to restructure our business, corporate structure or operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business. As a result, our business in the PRC could be materially adversely affected, which in turn may result in the deconsolidation of the VIE.

Critical Accounting Policies and Estimates, page 43

3.
Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of impairment or that the recoverable amount of your reporting units are substantially in excess of their carrying value and are not at risk of impairment. If a reporting unit is at risk of failing step one, you should disclose:

•	the percentage by which the fair value exceeded carrying value at the date of the most recent test;

•	the amount of goodwill allocated to each reporting unit;

•	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Company response: In response to the Staff’s comment, we propose to include the following disclosure in the proposed Amended 10-K:

“Goodwill

We perform an annual goodwill impairment test as of December 31 each year in accordance with ASC subtopic 350-20, Goodwill (formerly SFAS No. 142), and updates the test between annual tests if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. We perform the annual review for goodwill impairments.

Reporting units are determined based on the organizational structure at the date of the impairment test. A separate goodwill impairment test is performed for each reporting unit on the goodwill that has been allocated to it.

Reporting units are the component business units from our operating segment where discrete financial information exists for them. Management regularly reviews their operating results.  Also, for each reporting unit, their economic characteristics are dissimilar from each other.  Currently, we have 12 reporting units under goodwill impairment testing.

The annual test of the potential impairment of goodwill requires a two step process. Step one of the impairment test involves comparing the estimated fair values of reporting units with their aggregate carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, step two must be performed to determine the amount, if any, of the goodwill impairment loss. If the carrying amount is less than fair value, further testing of goodwill impairment is not performed.

Step two of the goodwill impairment test involves comparing the implied fair value of the reporting unit’s goodwill against the carrying value of the goodwill. Under step two, determining the implied fair value of goodwill requires the valuation of a reporting unit’s identifiable tangible and intangible assets and liabilities as if the reporting unit had been acquired in a business combination on the testing date. The difference between the fair value of the entire reporting unit as determined in step one and the net fair value of all identifiable assets and liabilities represents the implied fair value of goodwill. The goodwill impairment charge, if any, would be the difference between the carrying amount of goodwill and the implied fair value of goodwill upon the completion of step two.

For purposes of the step one analyses, determination of reporting units’ fair value is based on the income approach, which estimates the fair value of our reporting units based on discounted future cash flows.

We recorded $43,863,929 in goodwill in connection with our acquisitions (see Note 6) of businesses in the years of 2010 and 2008. As of December 31, 2010, we believed no goodwill was subject to the risk of impairment. In the disclosure of the acquisitions, we used the year-end exchange rate of the year in which the acquisition occurred.

Results of Operations, page 44
Net Income, page 46

4.	Your disclosure of adjusted net income and the decrease in adjusted net income are non-GAAP financial measures. Please provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Company response:  In response to the Staff’s comment, we propose to include the following disclosure in the MD&A section of the Amended 10-K:

Net Income

We had a net income of $17.4 million in fiscal 2010 compared to a net loss of $24.6 million in fiscal 2009. Excluding changes in the fair value of warrants, adjusted net income for fiscal 2010 decreased 11.3% to $9.6 million, or $0.24 per diluted share, from $10.8 million, or $0.34 per diluted share for fiscal 2009. The number of shares used in the computation of diluted EPS (excluding changes in the fair value of the warrants) increased 23.5% to 39.4 million shares from 31.9 million shares for the year of 2009.

About Non-GAAP Financial Measures

The Company uses “adjusted net income” to provide information about its operating trends.  Investors are cautioned that adjusted net income and the decrease in adjusted net income are not a measure of liquidity or of financial performance under Generally Accepted Accounting Principles (“GAAP”).

The Company defines adjusted net income as net income excluding non-recurring items as well as special non-cash charges. The adjusted net income numbers presented may not be comparable to similarly titled measures reported by other companies. Adjusted net income, while providing useful information, should not be considered in isolation or as an alternative to net income or cash flows as determined under GAAP. Consistent with Regulation G under the U.S. federal securities laws, the non-GAAP measures in this annual report have been reconciled to the nearest GAAP measure, and this reconciliation is located under the heading “Non-GAAP Net Income Calculation” below.

Non-GAAP Net Income Calculation

Reconciliation of Net Income (Loss) to Adjusted Net Income

(Unaudited)

Years Ended December 31	2010	2009

Net income (loss)	$17,430,564	$(24,643,438)
Add back (deduct):
Change in fair value of warrants	(7,801,649)	35,492,017

Adjusted net income	$9,628,915	$10,848,579

Liquidity and Capital Resources, page 46

5.
Please disclose how cash is transferred to your PRC subsidiary and variable interest entity, and conversely, how earnings and cash are transferred from your PRC subsidiary and variable interest entity to offshore companies.

Company response:  In response to the Staff’s comment, we propose to include the following disclosure in the Liquidity and Capital resources section of the MD&A of the Amended 10-K:

       “We are a holding company and conduct our operations through our PRC subsidiary (Speedy Brilliant (Daqing)) and variable interest entity (QKL-China) in China.  We may transfer funds to Speedy Brilliant (Daqing) by means of shareholder's loans or capital contributions.  We may also transfer funds to QKL-China by means of Loan Agreement among Speedy Brilliant (Daqing) and all of the shareholders of QKL-China.  Earnings of QKL-China may be transferred to Speedy Brilliant (Daqing) in the form of payments under the consigned management and technology service agreements, which in turn gives Speedy Brilliant (Daqing) the ability to pay dividends to our offshore company (Speedy Brilliant (BVI)).”

6.
Please disclose restrictions that impact the ability to transfer cash within the corporate structure. In doing so, please discuss the nature of restrictions on your subsidiary and variable interest entity’s net assets, the amount of those net assets and the potential impact on the company’s liquidity.

Company response:  In response to the Staff’s comment, we propose to include the following disclosure in the Liquidity and Capital Resources section of the MD&A of the Amended 10-K:

“Our ability to pay dividends is primarily dependent on our receiving distributions of funds from Speedy Brilliant (Daqing), our operating subsidiary, which is restricted by certain regulatory requirements. Relevant PRC statutory laws and regulations permit payments of dividends by QKL-China and Speedy Brilliant (Daqing) only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, QKL-China and its subsidiary are required to set aside at least 10% of their after-tax profit, after deducting any accumulated deficit, each year to its general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. As investment holding companies, our off-shore subsidiaries, including QKL Stores Inc. and Speedy Brilliant (BVI), do not have material cash obligations to third parties. Therefore, the dividend restriction does not impact the liquidity of these companies.  As of December 31, 2010 and December 31, 2009, restricted retained earnings were $ 6.0 million and $4.9 million, respectively.  Unrestricted retained earnings as of December 31, 2010 and December 31, 2009 were $39.4 million and $29.4 million, respectively, which were the amounts ultimately available for distribution if we were to pay dividends.

In accordance with relevant PRC laws and regulations, Speedy Brilliant (Daqing), QKL-China and its subsidiary are restricted from transferring funds to our off-shore companies in the form of cash dividends, loans or advances, except for the unrestricted retained earnings described above.  Therefore, as of December 31, 2010 and December 31, 2009, restricted net assets comprising paid-in capital and appropriated retained earnings of our PRC operating subsidiary and variable interest entity were $53.3 million and $52.2 million, respectively.”

7.
Please disclose the amount of cash and time deposits held by your PRC subsidiary and variable interest entity, whether you intend to transfer the funds to your non-PRC entities and whether you would need to accrue and pay withholding and other taxes if funds were transferred to your non-PRC entities.

Company response: In response to the Staff’s comment, we propose to include the following disclosure in the Liquidity and Capital Resources section of the MD&A of the Amended 10-K:

“As of December 31, 2010 and 2009, our PRC subsidiary, variable interests entity and its subsidiary had cash and cash equivalents (excluding restricted cash) of approximately $10.2 million and $38.4 million, respectively and did not have any restricted cash. Dividend distribution from our PRC subsidiaries and variable interest entity to our non-PRC entities would be subject to a 10% PRC withholding taxes under current PRC tax laws.  Currently, we do not have the intention to transfer funds from our PRC entities to our non-PRC entities.”

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-6

8.	Please disclose the pertinent rights and privileges of your Series A convertible preferred shares. Refer to ASC 505-10-50-3 through ASC 505-10-50-5.

Company response:  In response to the Staff’s comment, we propose to include the following disclosure in the financial statements of the Amended 10-K:

“The terms of the Company’s Series A Preferred Stock are set forth in a Certificate of Designations, which we filed with the Secretary of State of the State of Delaware on March 13, 2008. Set forth below are the material terms of our Series A Preferred Stock:

Conversion and Anti-Dilution:   Each share of Series A Preferred Stock is convertible at any time into one share of the Company’s common stock. A holder of Series A Preferred Stock may not convert those shares if as a result of the conversion, that holder would beneficially own more than 4.99% of the Company’s common stock outstanding at that time. A holder may, however, waive this provision by providing the Company with 61 days’ notice that such holder wishes to waive this restriction with regard to any or all shares of common stock issuable upon conversion of such holder’s Series A Preferred Stock.

Voting:   Holders of the Series A Preferred Stock vote on an “as converted” basis together with the common stock, as a single class, in connection with any proposal submitted to stockholders to: (i) increase the number of authorized shares, (ii) approve the sale of any capital stock of the Company, (iii) adopt an employee stock option plan, and (iv) effect any merger, consolidation, sale of all or substantially all of the assets of the Company, or related consolidation or combination transaction. Holders of the Series A Preferred Stock have a separate class vote on all matters that impact the rights, value, or ranking of the Series A Preferred Stock.

Liquidation Preference:   In the event of a liquidation, dissolution or winding up, voluntary or involuntary, of the Company, the holders of Series A Preferred Stock then outstanding will be entitled to receive, out of the Company’s assets available for distribution to the Company’s stockholders, an amount equal to $1.70 per share before any payment is made or any assets distributed to the holders of the common stock or any other stock that ranks junior to the Series A Preferred Stock. The holders rank (a) senior to the common stock and to any other class or series of stock issued by the Company not designated as ranking senior to or pari passu with the Series A Preferred Stock in respect of the right to participate in distributions or payments on a liquidation event and (b) pari passu with any other class or series of stock of the Company, the terms of which specifically provide that such class or series will rank pari passu with the Series A Preferred Stock in respect of the right to participate in distributions or payments on a liquidation event.

Dividends :  The shares of Series A Preferred Stock are not entitled to dividends unless the Company pays dividends, in cash or other property, to holders of outstanding shares of common stock. If the Company does pay dividends, each outstanding share of Series A Preferred Stock will entitle its holder to receive dividends out of available funds equal to the dividends to which the common stock into which such share was convertible on the record date would have been entitled, had such common stock been issued.”

Note 1 – Organization and Business Operations, page F-6

9.
Please expand your disclosure to describe the potential impact of risks associated with your involvement with QKL-China, including potential for deconsolidation, if the legal structure and contractual arrangements were found to be in violation of any existing or future PRC laws and regulations.

Company response:   In response to the Staff’s comment, we propose to include the following disclosure in the financial statements of the Amended 10-K:

“As a result of the contractual arrangements above, Speedy Brilliant (Daqing) bears the majority of economic risks and receives the economic benefits of the VIE, QKL-China, and is the primary beneficiary of the VIE. Therefore, the Company has consolidated the financial results of the VIE and their subsidiary in its consolidated financial statements.

The Company believes that Speedy Brilliant (Daqing)'s contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. The majority shareholder of the VIE, our Chairman and CEO, Mr. Wang, is also the majority shareholder of the Company and therefore has no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements, which in turns, may lead to the potential of deconsolidation.”

10.
Please disclose (i) the significant judgments and assumptions made in determining that you are primary beneficiary of QKL-China, (ii) whether you have provided financial or other support to QKL-China during the years presented that you were not previously contractually required to provide including the type and amount of support and the primary reasons for providing the support, (iii) how QKL-China is financed, (iv) the nature of any restrictions on the assets of QKL-China, (v) whether the creditors of QKL-China have recourse to the general credit of QKL Stores, Inc., Speedy Brilliant (BVI) or Speedy Brilliant (Daqing), (vi) the terms of arrangements that could require you to provide financial support to QKL-China,  (vii) your policy regarding how net income is attributed to any noncontrolling interest and (viii) quantitative information about the size of QKL-China. Please also tell us your consideration of presenting separately on the consolidated balance sheets the assets of QKL-China that can only settle obligations of QKL-China and liabilities for which creditors do not have recourse to the general credit of you and your subsidiaries. Please refer to the disclosures required by ASC 810-10-50 and ASC 810-10-45-25.

Company response:  In response to the Staff’s comment, we propose to include the following disclosure in the financial statements of the Amended 10-K:

Mr. Zhuangyi Wang, our Chairman of the board and Chief Executive Officer owns 96% of QKL China. Through contractual arrangements between Speedy Brilliant (Daqing) and QKL-China and its respective registered shareholders, we bear the economic risks and receive the economic benefits of QKL-China as their primary beneficiary. The financial results of QKL-China are consolidated into our financial statements despite the lack of our equity interest in them.  We believe the consolidation is necessary to fairly present the financial position and results of operations of our company, because of the existence of a parent-subsidiary relationship through contractual arrangements. Speedy Brilliant (Daqing) has entered into contractual arrangements with QKL-China and its respective registered shareholders.  Consigned Management Agreement and Technology Service Agreement enable us to receive substantially all of the economic benefits from QKL-China.   Loan Agreement and Equity Pledge Agreement enable us to exercise effective control over QKL-China.  And Exclusive Purchase Option Agreement enables us to have an exclusive option to purchase all of the equity interests in QKL-China when and to the extent permitted by PRC law.

QKL-China is financed by means of capital contributions from its shareholders. Subsequent to the payment of funds under the Loan Agreement, we have provided additional financial support by means of loan of approximately $1.2 million to QKL-China in November 2010 for the provision of working capital to our principal business in PRC. There are no specific terms or arrangements that require the Company to provide financial support to QKL-China.   The creditors of QKL-China do not have recourse to the general credit of the QKL Stores Inc., Speedy Brilliant (BVI) or Speedy Brilliant (Daqing).

Under PRC law, QKL-China must set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other things, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries.

Noncontrolling interest

Effective January 1, 2009, the Company adopted an authoritative pronouncement issued by the Financial Accounting Standards Board (the "FASB") regarding noncontrolling interests in consolidated financial statements. The pronouncement requires noncontrolling interests to be separately presented as a component of equity in the consolidated financial statements. The presentation regarding noncontrolling interest was retroactively applied for all the presented periods.  As at December 31, 2010 and 2009, the Company did not have any noncontrolling interests.

The following consolidated financial statement balances and amounts of the Company's VIE and its subsidiary were included in the accompanying consolidated balance sheets as of and for the years ended:

	December 31,
	2010	2009
Total current assets	$91,859,564	$81,983,801
Total noncurrent assets	69,872,538	49,844,756
Total assets	161,732,102	131,828,557
Total current liabilities	63,302,609	48,593,761
Total noncurrent liabilities	-	-
Total liabilities	$63,302,609	$48,593,761

	December 31,
	2010	2009
Net sales	$298,399,394	$247,594,272
Gross profit	52,850,818	43,599,463
Income from operations	13,946,829	14,960,253
Net income	$11,225,020	$11,330,643

The following presents separately on the consolidated balance sheets the assets of QKL-China that can only settle obligations of QKL-China and liabilities for which creditors do not have recourse to the general credit of you and your subsidiaries. Please refer to the disclosures required by ASC 810-10-50 and ASC 810-10-45-25.

QKL STORES INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31, 2010	December 31, 2009

ASSETS
Cash	$17,460,034	$45,912,798
Restricted cash	77,205	181,836
Accounts receivable	167,509	283,929
Inventories	44,467,265	24,691,156
Other receivables	28,236,397	13,980,572
Prepaid expenses	5,088,825	2,993,191
Advances to suppliers	3,740,327	2,965,139
Deferred income tax assets	508,617	417,788

Total current assets	99,746,179	91,426,409
Property, plant equipment, net	24,792,149	29,402,630
Land use rights, net	748,533	753,226
Goodwill	43,863,929	19,280,509
Other assets	467,927	408,391

Total assets	$169,618,717	$141,271,165

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable (including accounts payable of consolidated VIE without recourse to QKL Stores Inc. of $38,944,917 and $29,244,923 as of December 31, 2010 and December 31, 2009, respectively)	38,944,917	29,244,923
Cash card and coupon liabilities (including accounts payable of consolidated VIE without recourse to QKL Stores Inc. of $10,814,546 and $7,721,630 as of December 31, 2010 and December 31, 2009, respectively)	10,814,546	7,721,630
Customer deposits received (including accounts payable of consolidated VIE without recourse to QKL Stores Inc. of $1,495,059 and $3,862,890 as of December 31, 2010 and December 31, 2009, respectively)	1,495,059	3,862,890
Accrued expenses and other payables (including accounts payable of consolidated VIE without recourse to QKL Stores Inc. of $9,682,156 and $6,610,089 as of December 31, 2010 and December 31, 2009, respectively)	9,883,282	6,656,089
Income taxes payable (including accounts payable of consolidated VIE without recourse to QKL Stores Inc. of $2,365,931 and $1,154,229 as of December 31, 2010 and December 31, 2009, respectively)	2,365,931	1,154,229

Total current liabilities	63,503,735	48,639,761
Warrant liabilities	-	44,304,034

Total liabilities	63,503,735	92,943,795

Commitments and contingencies	-	-

11.
In addition, please tell us why you believe each of the significant control and economic benefits agreements is enforceable under PRC and local law. If you consider this enforceability conclusion to be a significant consolidation judgment and/or assumption please revise your disclosure accordingly. Refer to ASC 810-10-50-2AA.

Company response:  Under the advice of our PRC legal counsel, we believe each of the significant control and economic benefits agreements is enforceable under PRC and local law.

In response to the Staff’s comment, we propose to include the following disclosure in Note 2 of the financial statements of the Amended 10-K:

Under the advice of our PRC legal counsel, we believe each of the significant control and economic benefits agreements is enforceable under PRC and local law.  ASC 810-10-50-2AA through 50-2AC collectively require the reporting entity to disclose the significant judgments and assumptions used in determining whether to consolidate a variable interest entity. One of the most significant assumptions the Company applied in consolidating its VIE is the interpretation of the provisions of applicable PRC laws and regulations.  However, any changes in PRC laws and regulations that affect our ability to control QKL-China might preclude us from consolidating QKL-China in the future.

Note 2 – Summary of Significant Accounting Policies, page F-7

12.
Please tell us your consideration of disclosing your accounting policies regarding the accrual and disclosure of loss contingencies pursuant to ASC 450.  In addition please tell us the procedures you undertake to assess the probability of loss related to asserted and unasserted claims or assessments.

Company response: In response to the Staff’s comment, in future annual and interim filings, we will include the accounting policies regarding the accrual and disclosure of loss contingencies pursuant to ASC 450.

“We determine whether to disclose or accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable, and whether it can be reasonably estimated. We analyze, if any, our litigation and regulatory matters based on available information to assess the potential liabilities.  Our assessment is developed based on an analysis of possible outcomes under various strategies. We accrue for loss contingencies when such amounts are probable and reasonably estimable. If a contingent liability is only reasonably possible, we will disclose the potential range of the loss, if estimable. We record losses related to contingencies in cost of operations or selling, general and administrative expenses, depending on the nature of the underlying transaction leading to the loss contingency.”

Fair Value Measurements, page F-24

13.	Please tell us what consideration you have given to providing the disclosures required by ASC 820-10-50-1a for the warrant liabilities that were measured at fair value during 2009.

Company response: In response to the Staff’s comment, we propose to include the following disclosure in Note 2 of the financial statements of the Amended 10-K:

“The fair value was calculated using the Black-Scholes option pricing model. The assumptions that were used to calculate fair value as of December 31, 2009 were as follows:

Investor Warrants:	12/31/2009
Expected volatility	54%
Risk free rate	1.82%
Expected terms	3.24
Expected dividend yield	-

Expected volatility is based on average peer group volatility with comparable size and operations. The Company did not have enough historical share trade period and was thinly traded. The Company believes this method produces an estimate that is representative of the Company’s expectations of future volatility over the expected term of these warrants. The Company has no reason to believe future volatility over the expected remaining life of these warrants is likely to differ materially from historical volatility. The expected life is based on the remaining term of the warrants. The risk-free interest rate is based on U.S. Treasury securities according to the remaining term of the warrants.”

Note 6 - Goodwill, page F-29

14.	We note that you accounted for the 2010 acquisitions as business combinations. With reference to the applicable authoritative literature applied, please provide us with the following:

•
Explain the nature of the assets acquired and liabilities assumed. In doing so, tell us the physical assets and contractual rights purchased including but not limited to operating rights, inventory, favorable or unfavorable lease terms and leasehold improvements;

•	Explain the process you were required to undertake in order to cease the operations of the businesses purchased;

•	Explain why you believe the assets acquired and liabilities assumed constitute a business;

•	Explain your consideration of recognizing, separately from goodwill, identifiable tangible and intangible assets acquired and liabilities assumed when applying the acquisition method;

•	Explain how you determined the fair value of each asset and liability identified; and

•	Tell us how you accounted for assets acquired which you had no intention of using or which you intended to use in a way other than their highest and best use.

Company response: The Company respectfully advises the Staff that we operate in the retail supermarket industry in the north eastern district of China.  In order to strength our market share, we acquired the business of local competitors by signing agreements which provided that they transfer their operating right to us.  In other words, we continued the business of acquiree in the same location after the acquisitions.  We only obtained the operating right and no physical assets were purchased.  Also, the agreements provided that we would not bear any liabilities of the acquiree.  However, we did employ the existing staff of the acquired businesses.  No other intangible assets such as customer relationship are recognized as there is no reliable evidence about the existence and fair value of these assets.

ASC 805-10-55-4 states that a business consists of inputs and processes applied to those inputs that have the ability to create outputs. We considered the acquired assets as business by the following analysis:

	Elements of a business	Analysis
1	Inputs
We acquired the intangible assets of operating rights which provide the ability to obtain access to rights of operating a specific location and experienced employees.   We continued to operate supermarket stores selling merchandise.  Also, the customer base would be the same group of local residents around the store location.

2	Processes
We employed the staff of the acquired business for our administrative and sales staff.  They are organized workforce having the necessary selling skills and experience that are capable of selling merchandise in the location and produce operating income.

3	Outputs	The result of the above inputs and processes applied to those inputs that provide in the form operating income directly to our headquarter..

15.
Please disclose the amount of acquisition-related costs incurred in connection with the 2010 acquisitions recognized as an expense and the line item in the statements of operations in which the costs are recognized. Refer to ASC 805-10-50-2f.

Company response: In response to the Staff’s comment, we propose to include the following disclosure in the financial statements of the Amended 10-K:

“Acquisition-related expenses  in connection with the 2010 acquisitions recognized to the general and administrative expenses amounted to $124,030 ,which included the  expenses for  investigating and researching, evaluating, coordinating and directing the acquisition transactions. ”

16.	Please tell us your consideration of disclosing the information required by ASC 805-10-50- 2h in the aggregate for individually immaterial business combinations. Refer to ASC 805- 10-50-3.

Company response: The Company respectfully advises the Staff that it has considered the requirements under 17 CFR 210.11-01(b) and decided not to disclose the information required by ASC 805-10-50- 2h in the aggregate for individually immaterial business combinations and ASC 805- 10-50-3.  In specific, we believe that the individually immaterial business combinations occurring during the reporting period are not material collectively based on the following analysis:

Total assets of the Company and its subsidiaries consolidated as of the end of the most recently completed fiscal year (December 31, 2009)	$141,271,165
Twenty percent of the above	28,254,233
Investments in and advances to the acquirees	$23,984,428
Percentage significance	17%

Based on this analysis, we concluded that the collective significance of the 2010 acquisitions was not material and therefore the disclosure requirements under ASC 805-10-50-2h are not needed.

Note 8 – Earnings Per Share, page F-32

17.
Reference is made to the disclosure in the last full paragraph on page 40 that states if you pay dividends on common shares, the holders of Series A convertible preferred shares are entitled to receive dividends on an as converted basis. Please tell us your consideration of whether the Series A Preferred shares are participating securities and the need to use the two-class method to allocate earnings. Refer to ASC 260-10-45-59A through 260-10-45-70.

Company response:  In response to the Staff’s comment, we determine that the Series A Preferred shares are participating securities and the use of the two-class method to allocate earnings is needed.

We propose to include the following disclosure in the financial statements of the Amended 10-K:
NOTE 8 – EARNINGS PER SHARE

The Company calculates earnings per share in accordance with ASC 260, Earnings Per Share, which requires a dual presentation of basic and diluted earnings per share. Basic earnings per share are computed using the weighted average number of shares outstanding during the fiscal year. Potentially dilutive common shares consist of convertible preferred stock (using the if-converted method) and exercisable warrants and stock options outstanding (using the treasury method).  Holder of Class A convertible preferred stock participate in dividends of the Company on the same basis as holders of the Company’s common stock and is therefore included in the calculation of basic earnings per share using the two class method. The following table sets forth the computation of basic and diluted net income per common share:

The following table sets forth the computation of basic and diluted net income per common share:

Years Ended December 31,	2010	2009

Net income (loss) to QKL Stores, Inc. for computing basic net income per share	$17,430,564	$(24,643,438)
Increase (decrease) in fair value of warrants	(7,801,649)	35,492,017
Anti-dilutive effect of changes in fair value of warrants	-	(35,492,017)
Adjusted net income to QKL Stores, Inc. for computing diluted net income per share	9,628,915	(24,643,438)
Undistributed earnings allocated to Series A Convertible Preferred Stock	3,433,171	(7,076,598)
Net income (loss) attributable to ordinary shareholders for computing basic net income (loss) per ordinary share	13,997,393	(17,566,840)
Net income attributable to Series A Convertible Preferred Stock shareholders for computing basic net income per Series A Convertible Preferred Stock	$3,433,171	$(7,076,598)
Weighted-average shares of common stock outstanding in computing net income per common stock
Basic	29,670,468	21,885,423
Dilutive shares:
Conversion of Series A Convertible Preferred Stock	7,362,139	8,816,289
Dilutive effect of stock warrants and options	2,378,675	1,221,823
Anti-dilutive effect of stock warrants	-	(1,221,823)
Diluted	39,411,282	30,701,712
Weighted-average shares of Series A Convertible Preferred Stock outstanding in computing net income per Series A Convertible Preferred Stock	7,362,139	8,816,289
Basic earnings (loss) per share of common stock	$0.47	$(0.80)
Basic earnings (loss) per share of Series A Convertible Preferred Stock	0.47	(0.80)
Diluted earnings per share	$0.24	$(0.80)

18.
Please tell us your consideration of adjusting the numerator in your 2010 earnings per share calculation for the gain recorded due to the decrease in the fair value of warrants. Refer to ASC 260-10-45-46.

Company response: In response to the Staff’s comment, we determine that the numerator in our 2010 earnings per share calculation be adjusted for the gain recorded due to the decrease in the fair value of warrants.  Please refer to the above response 17 for the corrections to be included in the Amended 10-K.

Note 9 – Stock Warrants, page F-32

19.
Please refer to ASC 815-40-15-7I and 815-40-55-36 and explain to us how you evaluated the Series A and B stock warrants in determining whether or not the warrants are indexed to your stock and qualify for the first part of the scope exception in ASC 815-10-15-74(a).

Company response:  The Company respectfully advises the Staff that our functional currency of the US Company is USD and the function currency of the Chinese VIE and subsidiaries are Renminbi (CNY) , the Warrant A and Warrant B were issued by the US Company with a strike price denominated in U.S. Dolloar (USD).  The warrants permit the holder to buy shares of our common stock for USD. Our shares trade on Nasdaq on which trades are denominated in USD.

The warrants have 5-year terms and are exercisable at any time. The warrants were initially considered not to be indexed to our own stock because of down round protection features that existed in the original agreement.  After the down round provisions were removed in March 2010, the warrants were re-evaluated under ASC 815-10-15-74(a) and were determined to be indexed to the company’s own stock, and were reclassified to equity.  With regards to ASC 8150-40-15-7I, the Company respectfully advises the Staff that the functional currency of our US holding company, the entity that issued the warrants, is USD, while the functional currency of the Chinese VIE and subsidiaries are Renminbi (CNY). The warrants were issued by the US Company with a strike price denominated in U.S. Dollar (USD), and therefore the functional currency of the strike price and of the entity that issued the warrants is the same.

20.	Please refer to ASC 505-50-30-11 through 505-50-30-17 and explain to us how you determined that the grant date should be the measurement date for Warrant C.

Company response:  The Company respectfully advises the Staff that we measure the fair value of the equity instruments in these transactions using the stock price and other measurement assumptions as of the earlier of the following dates, referred to as the measurement date:

a. The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a performance commitment)

b. The date at which the counterparty's performance is complete.

In our case, the counterparty did not have a performance commitment, and the grant date is the date at which the counterparty’s performance of the consulting services relating to operational and managerial experience is complete. We therefore determined that the grant date be the measurement date for Warrant C.

Note 11 – Income Taxes, page F-36

21.	Please provide the disclosures required by ASC 740-30-50-2, as applicable, related to undistributed earnings.

Company response: In response to the Staff’s comment, we propose to include the following disclosure in Note 11 of the financials statements of the Amended 10-K:

“Dividends paid by Speedy Brilliant (Daqing) to Speedy Brilliant BVI are subject to the withholding tax of 10%. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax. The Company's PRC entities historically have not declared or paid any dividends.

Aggregate undistributed earnings of the Company's subsidiary, variable interests entity and its subsidiary located in the PRC that are available for distribution to the Company of approximately $39.4 million at December 31, 2010 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.”

Note 13 – Comprehensive Income, page F-38

22.
Please disclose components of comprehensive income either net of related tax effects or before related tax effects with one amount shown for the aggregate income tax expense or benefit related to the total of other comprehensive income items. Refer to ASC 220-10-45- 12.

Company response: We propose to make the following changes in response to the Staff’s comment in Note 13 of the financial statements of the Amended 10-K:

Years Ended December 31,	2010	2009

Net income	$17,430,564	$(24,643,438)
Other comprehensive income, net of tax
Foreign currency translation adjustment	2,839,908	495,097

Comprehensive income	$20,270,472	$(24,148,341)

Exhibit Index, page 53

23.
It appears that this Form 10-K is incorporated by reference into the registration statement on Form S-8 filed July 21, 2010. As such, it appears that you should file a written consent of your independent registered public accounting firm pursuant to Item 601(b)(23) of Regulation S-K. Please advise.

Company response:  We agree to include in the Amended 10-K the consent of our independent registered accounting firm, to the incorporation by reference of its report dated March 31, 2011 into our registration statement  (No. 333-168251) on Form S-8.

Exhibit 31.1

24.	We note that the date this exhibit was signed is March 31, 2010. Please file a revised certification with an updated date.

Company response:   The Amended 10-K will include presently dated certifications of our principal executive and financial officers, attached as Exhibits 31.1, 31.2, 32.1.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Part I: Financial Information, page 2

Item 1. Financial Statements, Page 2

25.
We note that your current market capitalization is significantly below the carrying value of your net assets. We also note that your market capitalization as of June 30, 2011 was significantly below the carrying value of your net assets as of June 30, 2011. Please tell us whether you performed an interim impairment test of goodwill. If not, please explain to us how you analyzed the difference to conclude that an impairment test was not necessary. Please explain any qualitative and quantitative factors you considered. If you performed an interim impairment test of goodwill please provide us with a summary of the results, including the results of step two.

Company response: We perform an annual goodwill impairment test as of December 31 each year in accordance with ASC subtopic 350-20, Goodwill (formerly SFAS No. 142), and updates the test between annual tests if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value.

The test of the potential impairment of goodwill requires a two step process. Step one of the impairment test involves comparing the estimated fair values of reporting units with their aggregate carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, step two must be performed to determine the amount, if any, of the goodwill impairment loss. If the carrying amount is less than fair value, further testing of goodwill impairment is not performed.

Step two of the goodwill impairment test involves comparing the implied fair value of the reporting unit’s goodwill against the carrying value of the goodwill. Under step two, determining the implied fair value of goodwill requires the valuation of a reporting unit’s identifiable tangible and intangible assets and liabilities as if the reporting unit had been acquired in a business combination on the testing date. The difference between the fair value of the entire reporting unit as determined in step one and the net fair value of all identifiable assets and liabilities represents the implied fair value of goodwill. The goodwill impairment charge, if any, would be the difference between the carrying amount of goodwill and the implied fair value of goodwill upon the completion of step two.

Our reporting units are determined based on the organizational structure at the date of the impairment test. A separate goodwill impairment test is performed for each reporting unit on the goodwill that has been allocated to it.

Reporting units are the component business units from our operating segment where discrete financial information exists for them. Segment management regularly reviews their operating results.  Also, for each reporting unit, their economic characteristics are dissimilar from each other.  Currently, we have 12 reporting units under goodwill impairment testing.

As at June 30, 2011, we performed an interim impairment test of goodwill since our market capitalization indicated that the asset might be impaired.  We assessed that there was, both single reporting unit and in aggregate, no impairment on goodwill based on the following analysis:

No.	Store name/reporting unit	Estimated fair value of the reporting unit	Carrying value of the reporting unit (including goodwill)	Carrying value exceeds fair value

1	Anda Store	$5,838,245	$3,330,420	No
2	Nehe Store	4,051,839	2,458,062	No
3	Fuyu Store	3,601,663	2,548,551	No
4	Xinguangtiandi Store	4,128,356	2,020,888	No
5	Hailaer Store	13,082,786	10,969,043	No
6	Jian Store	7,397,775	4,242,972	No
7	Manzhouli Store	4,317,883	2,158,702	No
8	Taian Store	6,628,835	3,484,131	No
9	Arongqi Store	3,952,966	2,308,064	No
10	Mulan Store	3,486,399	1,996,059	No
11	Liaoyang Store	6,659,700	3,775,342	No
12	Siping Store	5,670,882	3,069,650	No
	Aggregated	$68,817,330	$42,361,882	No

Below is the reconciliation on our market capitalization to the fair value of our reporting units:

Market capitalization of QKL Stores Inc.	$60,379,936
Share price as at June 30, 2011	2.03
No. of common stock as at June 30, 2011	29,743,811

Estimated fair value of reporting units	68,817,330

Difference	$8,437,394

We believe the difference between the market cap and the total fair value of the company is to due (a) a control premium that should be applied to the market cap in determining the fair value of the entire company and (b) a temporary decline in the stock price suffered by  Chinese companies that are public in the U.S. as a result of negative press surrounding accounting practices and reverse mergers of certain Chinese companies.  We do not believe the current market price of the stock is a true indication of the fair value of our company.  We will continue to monitor the Company’s market cap as compared to its fair value.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of the Amended 10-K, please do not hesitate to contact Mitchell S. Nussbaum, Esq. or Eric Doering, Esq. of Loeb & Loeb LLP, counsel to the Company at (212) 407-4159,  or (212) 407-4214, respectively

Sincerely,

/s/ Tsz-Kit Chan
Tsz-Kit Chan
Chief Financial Officer

cc:	Mitchell Nussbaum, Loeb & Loeb LLP
Eric Doering, Loeb & Loeb LLP